UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the

Securities Exchange Act of 1934

For the month of March, 2015

Commission File Number 1-8910

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

(Translation of registrant’s name into English)

OTEMACHI FIRST SQUARE, EAST TOWER

5-1, OTEMACHI 1-CHOME

CHIYODA-KU, TOKYO 100-8116 JAPAN

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

NOTICE REGARDING NTT COMMUNICATIONS’ PLANNED STOCK ACQUISITION OF LUX E-SHELTER 1 S.A.R.L.

On March 3, 2015, the registrant filed with the Tokyo Stock Exchange a notice regarding the planned stock acquisition by NTT Communications Corporation, a subsidiary of the registrant, of 86.7% of Lux e-shelter 1 S.a.r.l.’s outstanding shares.

The information included herein contains forward-looking statements. The registrant desires to qualify for the “safe-harbor” provisions of the Private Securities Litigation Reform Act of 1995, and consequently is hereby filing cautionary statements identifying important factors that could cause the registrant’s actual results to differ materially from those set forth in the attachment.

The registrant’s forward-looking statements are based on a series of assumptions, projections, estimates, judgments and beliefs of the management of the registrant in light of information currently available to it regarding the registrant and its subsidiaries and affiliates, the economy and telecommunications industry in Japan and overseas, and other factors. These projections and estimates may be affected by the future business operations of the registrant and its subsidiaries and affiliates, the state of the economy in Japan and abroad, possible fluctuations in the securities markets, the pricing of services, the effects of competition, the performance of new products, services and new businesses, changes to laws and regulations affecting the telecommunications industry in Japan and elsewhere, other changes in circumstances that could cause actual results to differ materially from any future results that may be derived from the forward-looking statements, as well as other risks included in the registrant’s most recent Annual Report on Form 20-F and other filings and submissions with the United States Securities and Exchange Commission.

No assurance can be given that the registrant’s actual results will not vary significantly from any expectation of future results that may be derived from the forward-looking statements included herein.

The information on any website referenced herein or in the attached material is not incorporated by reference herein or therein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NIPPON TELEGRAPH AND TELEPHONE CORPORATION

By	/s/ Yasutake Horinouchi
Name:	Yasutake Horinouchi
Title:	Vice President
Investor Relations Office

Date: March 3, 2015

March 3, 2015

Company Name: Nippon Telegraph and Telephone Corporation

Representative: Hiroo Unoura, President and Chief Executive Officer

(Code No.: 9432, First section of Tokyo Stock Exchange)

Notice Regarding NTT Communications’ Planned Stock Acquisition of Lux e-shelter 1 S.a.r.l.

NTT Communications Corporation (“NTT Com”), a subsidiary of Nippon Telegraph and Telephone Corporation (“NTT”), has announced today that it entered into a stock purchase agreement with the shareholders of Lux e-shelter 1 S.a.r.l. (“e-shelter,” headquartered in Luxembourg), the largest provider of data center services in Germany, to acquire 86.7% of e-shelter’s outstanding shares. For more details, please see the attached press release by NTT Com.

This acquisition will not have a material impact on NTT’s consolidated results of operations.

For further inquiries, please contact:

Tatsuya Watanabe or Yuta Kosuge

Investor Relations Office

Finance and Accounting Department

Nippon Telegraph and Telephone Corporation

Phone:    +81-3-6838-5481

Fax:        +81-3-6838-5499

March 3, 2015

NTT Communications to Acquire 86.7% Stake in e-shelter

Will become EU’s 3rd largest data center operator by leveraging strong European presence of Germany’s top data center operator

TOKYO, Japan, Luxembourg and Germany — March 3, 2015 — NTT Communications Corporation (NTT Com), the ICT solutions and international communications business within NTT (NYSE: NTT), e-shelter, the top operator of data center services in Germany, and ABRY Partners, a private equity investment firm, jointly announced that NTT Com will acquire 86.7% of e-shelter’s issued shares. The acquisition will vault the NTT Com group into the no. 3 position for data center space in Europe.

e-shelter is currently managing nearly 90,000 square meters of data center space in four major cities in Germany, as well as Zurich, Switzerland and Vienna, Austria. One of its main facilities, Campus Frankfurt 1, Europe’s largest data center with some 60,000 square meters of data center space, comprises five free-standing buildings constructed specifically as data centers.

The acquisition will further strengthen NTT Com’s EU capabilities to meet increased demand for data center and cloud services, as well as provide increasingly efficient services to migrate customer systems to the cloud. The EU data center market is growing at 9% per year, according to the research firm Gartner, Inc.

NTT Com currently operates data centers in the UK, France, Germany and Spain which e-shelter’s six locations in central Europe will complement perfectly.

NTT Com President and CEO Akira Arima said: “e-shelter is a growing company offering high-quality, highly extensible data center capabilities. We have been impressed by their ability, under the strong leadership of CEO Rupprecht Rittweger, to maintain their position as a leading data center operator not only in Germany, but the competitive EU market as a whole. We look forward to expanding our share of the EU’s overall ICT market in partnership with this potent company. Globally, NTT Com supports many of the world’s best-known corporations with top-quality services from data centers located in global economic centers. We will continue to invest in data centers to help our clients secure their data.”

As a new member of the NTT Com group, e-shelter will benefit from access to NTT Com’s world-class global data center, cloud and network service infrastructure. The company will also enjoy enhanced financing capabilities for accelerated capital investment in the continental EU region, where it aims to fulfill the diverse ICT needs of its large customers.

According to e-shelter CEO Rupprecht Rittweger: “As our multinational customers expand beyond EU borders, and undergo rapid ICT evolutions, they are increasingly demanding globally seamless ICT solutions. To meet their demands ahead of our competitors, we believe that the best way to ensure e-shelter’s growth and development is in partnership with NTT Com, which has a commanding presence in Asia and is a leading provider of ICT services worldwide. At the same time, we look forward to strengthening NTT Com’s global ICT infrastructure and market share with our strong presence in Europe.”

Customers of e-shelter data center services include major multinational enterprises in fields including finance, communication networks, ICT services, government, healthcare and digital media. e-shelter operates a comprehensive range of data center infrastructure and services, including land and buildings as well as facilities and collocations services, enabling it to respond flexibly to growing demand and changing customer requirements. The company’s infrastructure includes its own 120 MW electrical substation for stable, energy-efficient power supply.

Following the acquisition, significant minority stake will be retained by Investa Holding GmbH, a German real estate developer in which e-shelter founder and CEO Rupprecht Rittweger owns a controlling interest. Currently, Investa owns 51% of e-shelter’s issued shares and the remaining shares are owned by ABRY Partners, one of the most experienced and successful media, communications and business-information services focused private equity investment firms, and other minority shareholders. NTT Com will provide more than half of e-shelter’s new board of directors.

NTT Com operates more than 130 secure data centers worldwide. In addition, NTT Com provides a wide range of globally standardized services, including platforms for hosting, network and security services. Nexcenter services support and enhance the quality of customer ICT systems, offer customer-tailored options and solutions, and help to minimize ICT management costs and improve customer ROI.

Media Contacts

NTT Communications

Yamashita or Takida

Tel. +81 3 6700 4010

Mail hodo-cp@ntt.com

e-shelter

Melanie Rittweger

Tel. +49 69 7801 2331

Mail press@e-shelter.de

About NTT Communications Corporation

NTT Communications provides consultancy, architecture, security and cloud services to optimize the information and communications technology (ICT) environments of enterprises. These offerings are backed by the company’s worldwide infrastructure, including the leading global tier-1 IP network, the Arcstar Universal One™ VPN network reaching 196 countries/regions, and 130 secure data centers worldwide. NTT Communications’ solutions leverage the global resources of NTT Group companies including Dimension Data, NTT DOCOMO and NTT DATA.

www.ntt.com | Twitter@NTT Com | Facebook@NTT Com | LinkedIn@NTT Com

About e-shelter

e-shelter designs, builds and operates high-availability data centers, whose infrastructure guarantees the highest standards of physical security and operational reliability. e-shelter was established in 2000. The company operates over 90,000 sqm of data center space, around 60,000 sqm space alone are located at e-shelter’s main site in Frankfurt, Germany, making it Europe’s largest single data center site. Additional sites are located in Berlin, Frankfurt, Hamburg and Munich as well as in Vienna, Austria and Zurich, Switzerland. Among e-shelter’s clients are financial services companies, telecoms operators and IT service providers as well as cloud service providers.

http://www.e-shelter.com

About ABRY Partners

ABRY is one of the most experienced and successful media, communications, and business information services sector-focused private equity investment firms. Since 1989, ABRY has completed over $42.0 billion of leveraged transactions and other private equity, mezzanine or preferred equity placements, representing investments in over 450 properties.

http://www.abry.com/